Exhibit 8.1

FY2025 20-F

List of Subsidiaries

Place of incorporation	Name of subsidiary

Delaware, United States	monday.com Inc.

Australia	monday.com Pty Ltd.

United Kingdom	monday.com UK 2020 Ltd.

Brazil	monday.com Ltda.

Japan	monday.com K.K.

Poland	monday.com SP .Z O.O.

Singapore	monday.com PTE .LTD.

France	monday.com SAS

Germany	monday.com GmbH

Mexico	MONDAY.COM ,S.A .DE C.V.